EXHIBIT 99.6

March 2, 2012

Agrium Inc.

13131 Lake Fraser Drive S.E.

Calgary, AB T2J 7E8

Ladies and Gentlemen:

Re:	Annual on Form 40-F

We refer to the Annual Report on Form 40-F (the “Annual Report”) filed by Agrium Inc. (the “Corporation”) under the Securities Exchange Act of 1934, as amended.

We are a private consulting firm based in Vanscoy, Saskatchewan, Canada, that holds a Permission to Consult in the fields of geology and mining of evaporites including rock mechanics, mine design, feasibility studies, and resource/reserve estimation, and holds a Certificate of Authorization (No. C845) with the Association of Professional Engineers and Geoscientists of Saskatchewan (APEGS), having prepared certain sections of the technical report titled “National Instrument 43-101 Technical Report on Vanscoy Potash Operations” dated February 15, 2012 and having an effective date of December 31, 2011 (the “Technical Report”) evaluating certain of the Corporation’s Potash Mineral Reserves and Resources as described in the Annual Report.

We hereby consent to the inclusion in the Annual Report of references to and information derived from the Technical Report and to the use of our name therein. We also consent to the incorporation by reference of such information in Registration Statements Nos. 333-11254, 333-114276, 333-132207, 333-143334, 333-149666 and 333-161620 on Form S-8 of the Corporation.

Yours truly,

ADM CONSULTING LIMITED

/S/ A. Dave Mackintosh
A. Dave Mackintosh, B.Sc., P.Geo. Founder, Owner, and President